Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Post Effective Amendment No. 1 to the Registration Statement (Form S-8 No. 333-211214) pertaining to the Ryman Hospitality Properties, Inc. 2016 Omnibus Incentive Plan and the Ryman Hospitality Properties, Inc. 2024 Omnibus Incentive Plan of our reports dated February 23, 2024, with respect to the consolidated financial statements and schedules of Ryman Hospitality Properties, Inc. and subsidiaries and the effectiveness of internal control over financial reporting of Ryman Hospitality Properties, Inc. and subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Nashville, Tennessee

May 9, 2024